

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 24, 2025

Jonathan Bates
Chief Executive Officer
Bitmine Immersion Technologies, Inc.
10845 Griffith Peak Drive, #2
Las Vegas, NV 89135

> **Re: Bitmine Immersion Technologies, Inc.**
> **Amendment No. 2 to**
> **Registration Statement on Form S-1**
> **Filed April 9, 2025**
> **File No. 333-284361**

Dear Jonathan Bates:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 2 to Form S-1

General

1.   We note that your registration statement includes a number of blanks or omitted information, including, without limitation:
   • the exchange on which your common stock will be listed;
   • the number of shares that will be available for sale into the market if the restrictions under the lock-up agreements with your directors, executive officers and holders of 5% or more of your common stock are waived (page 48); and
   • certain information related to the annual management fee and performance allocation IDI is entitled to pursuant to the line of credit (pages 73 and 102).
   Please include this information in your next amendment, or tell us when you intend to do so.

Cover Page

2.   We note in the first paragraph that you are offering 1,704,546 shares of your common stock. Please revise here and throughout your Prospectus to also disclose the total number of shares you are offering assuming the underwriters exercise the over-allotment option in full.

The Offering
Shares of Common Stock Outstanding before the Offering, page 11

3.   Please revise to disclose the total number of shares of your common stock outstanding giving effect to the anticipated conversion of your Series A and B preferred stock and indebtedness due to an affiliate. Please make similar revisions to your disclosure in the second paragraph on page 104 under Principle Stockholders and elsewhere in your Prospectus, as appropriate.

Risk Factors
Risks Related to Ownership of Our Common Stock
Exercise or conversion of warrants and other convertible securities, page 43

4.   Please revise this risk factor to disclose, on a post-split basis, the number of shares of common stock the shares of Series A Convertible Preferred Stock are convertible into, the number of shares of common stock the shares of Series B Convertible Preferred Stock are convertible into, and the total of the two.

        Please contact Lulu Cheng at 202-551-3811 or David Gessert at 202-551-2326 with any other questions.

                                                Sincerely,

                                                Division of Corporation Finance
                                                Office of Crypto Assets

cc: Lynne Bolduc, Esq.